WPS RESOURCES CAPITAL CORPORATION                                   EXHIBIT A-2
CONSOLIDATING STATEMENT OF RETAINED EARNINGS
FOR THE YEAR ENDED DECEMBER 31, 2000
(Thousands)

	WPS Resources Capital Corporation	WPS Energy Services, Inc.	WPS Power Development, Inc.	Eliminations		Consolidated Statement of Retained Earnings
				Debit	Credit

Retained Earnings (1/1/00)	$(7,150)	$(22,064)	$(12,478)	$ -	$34,542	$(7,150)
Net income	2,659	1,734	931	2,665	-	2,659
	(4,491)	(20,330)	(11,547)	2,665	34,542	(4,491)
Dividends on common stock	149	-	-	-	-	149
Retained Earnings (12/31/00)	$(4,640)	$(20,330)	$(11,547)	$2,665	$34,542	$(4,640)